SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                 ----------

                                  FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                      CITIZENS COMMUNICATIONS COMPANY
           (Exact name of registrant as specified in its charter)


               DELAWARE                               06-0619596
  (State of Incorporation or organization)          (I.R.S. Employer
                                                    Identification No.)


    3 High Ridge Park, Stamford, Connecticut                       06905
    (Address of principal executive offices)                     (zip code)


  If this form relates to the registration                If this form relates to the registration
  of a class of securities pursuant to Section            of a class of securities pursuant to Section
  12(b) of the Exchange Act and is effective              12(g) of the Exchange Act and is effective
  pursuant to General Instruction A.(c), check            pursuant to General Instruction A.(d), check
  the following box.                                      the following box.
  (  X  )                                                 (     )


Securities Act registration statement file number to which this form relates: N/A
                                                                         (If applicable)


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                Name of Each Exchange on Which
         to be so Registered                Each Class is to be Registered
         -------------------                ------------------------------

Preferred Stock Purchase Rights                New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:  None



I.       Description of Registrant's Securities to be Registered


         On March 6, 2002, the Board of Directors of Citizens Communications Company (the "Company") declared a dividend distribution of one Right for each outstanding share of Company Common Stock to shareholders of record at the close of business on March 26, 2002 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series A Participating Preferred Stock, $0.01 par value (the "Series A Preferred Stock"), at a purchase price of $47 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of March 6, 2002, between the Company and Mellon Investor Services LLC as Rights Agent.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earliest to occur of (i) the tenth business day following the date (the "Stock Acquisition Date") of the first public announcement by the Company that any person or group has become the beneficial owner of 15% or more of the Common Stock then outstanding (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary, certain persons who inadvertently beneficially own more than 15% of the Common Stock, and stockholders who cross the 15% ownership threshold as a result of repurchases of Common Stock by the Company), (ii) the tenth business day following the commencement of a tender or exchange offer if, upon its consummation, the offeror would become the beneficial owner of 15% or more of the Common Stock then outstanding, or (iii) a merger or other business combination transaction involving the Company. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

         The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York time) on March 6, 2012, unless earlier redeemed, exchanged, extended or terminated by the Company as described below. At no time will the Rights have any voting power.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the majority of the directors who are not affiliated with the offeror determine to be fair and not inadequate to and to otherwise be in the best interests of the Company and its shareholders, after receiving advice from one or more investment banking firms (a "Qualifying Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at an exercise price of $50 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $100 worth of Common Stock (or other consideration, as noted above) for $50. Assuming that the Common Stock had a per share value of $20 at such time, the holder of each valid Right would be entitled to purchase five (5) shares of Common Stock for $50.

         In the event that (i) the Company is acquired in a merger (other than a "clean-up" merger which follows a Qualifying Offer) or other business combination transaction (x) in which the Company is not the surviving entity, (y) in which the Company is the surviving entity and the Common Stock is changed or exchanged or the Common Stock remains outstanding but constitutes less than 50% of the shares outstanding immediately following the merger, or (ii) 50% or more of the Company's assets or earning power is transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

         At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

         Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

         A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

         As of March 18, 2002, there were 281,586,466 shares of Common Stock of the Company issued and outstanding and 11,555,868 shares of Common Stock of the Company in the treasury. As of March 21, 2002, options to purchase 18,522,466 shares of Common Stock were outstanding. Each share of Common
Stock of the Company outstanding at the close of business on March 26, 2002 will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. 400,000 shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interests of the Company and its shareholders. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option at any time until ten (10) business days following the Stock Acquisition Date, redeem all but not less than all of the then outstanding Rights at the Redemption Price.

Item 2:  Exhibits

         1. Rights Agreement, dated as of March 6, 2002, between Citizens Communications Company and Mellon Investor Services LLC, including the form of Certificate of Designation, Preferences and Rights as Exhibit A, the form of Rights Certificates as Exhibit B and the Summary of Rights as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).


                                 SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 21, 2002

                                           CITIZENS COMMUNICATIONS COMPANY


                                           By: /s/ L. Russell Mitten
                                               -------------------------------
                                           Name:  L. Russell Mitten
                                           Title: Vice President



                               EXHIBIT INDEX

Exhibit No.                      Exhibit

         1. Rights Agreement, dated as of March 6, 2002, between Citizens Communications Company and Mellon Investor Services LLC, including the form of Certificate of Designation, Preferences and Rights as Exhibit A, the form of Rights Certificates as Exhibit B and the Summary of Rights as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).